08004634

Nintendo

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

July 9, 2008

Mail Processing Section
JUL 11 2008
Washington, DC

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of Resolutions of Annual General Meeting of Shareholders (Summary Translation dated June 27, 2008)
- Annual Securities Report (Summary Translation dated June 30, 2008)
- View and Policy of Stock Trading Unit Reduction (Summary Translation dated June 30, 2008)
- Corporate Governance report (Summary Translation dated June 30, 2008)
- Confirmation of the Adequacy of Annual Securities Report (Summary Translations dated July 3, 2008)
- Report (Summary Translation)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,
NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

PROCESSED
SEP 03 2008
THOMSON REUTERS

JL 9/2

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

June 27, 2008

To Shareholders:

Satoru Iwata
Director and President
Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho,
Minami-ku, Kyoto

NOTICE OF RESOLUTION OF THE 68TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We hereby notify that the following reports and resolutions were made today at the 68th Annual General Meeting of Shareholders of Nintendo Co., Ltd. ("the Company"):

Matters reported:

1. The Business Report, Consolidated Financial Statements for the Company's 68th Fiscal Year (April 1, 2007 - March 31, 2008) and results of audits by the Accounting Auditor and the Board of Auditors of the Consolidated Financial Statements
2. Non-Consolidated Financial Statements for the Company's 68th Fiscal Year (April 1, 2007 - March 31, 2008)

Substance pertaining to each of the foregoing were reported.

Proposals resolved:

Proposal No. 1: Distribution of Surplus

This proposal was approved and resolved as originally proposed. The year-end dividends for the fiscal year ended March 31, 2008 were decided to be 1,120 yen per share.

Proposal No. 2: Election of Thirteen Directors

This proposal was approved and resolved as originally proposed. The thirteen candidates, Messrs. Satoru Iwata, Yoshihiro Mori, Shinji Hatano, Genyo Takeda, Shigeru Miyamoto, Nobuo Nagai, Masaharu Matsumoto, Eiichi Suzuki, Kazuo Kawahara, Tatsumi Kimishima, Takao Ohta, Kaoru Takemura, and Koji Yoshida, were reelected and assumed office as Directors.

Proposal No. 3: Election of Two Auditors

This proposal was approved and resolved as originally proposed. The two candidates, Messrs. Minoru Ueda and Yoshiro Kitano were reelected and assumed office as Auditors.

◊ At the meeting of the Board of Directors held after the conclusion of the 68th Annual General Meeting of Shareholders, the following Directors were appointed and assumed office as Representative Directors.

Representative Director Director and President	Satoru Iwata	Representative Director Senior Managing Director	Yoshihiro Mori
Representative Director Senior Managing Director	Shinji Hatano	Representative Director Senior Managing Director	Genyo Takeda
Representative Director Senior Managing Director	Shigeru Miyamoto	Representative Director Senior Managing Director	Nobuo Nagai

◊ At the meeting of the Board of Auditors held after the conclusion of the 68th Annual General Meeting of Shareholders, the following Auditors were appointed and assumed office as Full-time Auditors.

Full-time Auditor	Ichiro Nakaji	Full-time Auditor	Minoru Ueda

(June 30, 2008)

Nintendo Co., Ltd.

ANNUAL SECURITIES REPORT FOR FISCAL YEAR ENDED MARCH 31, 2008

Cover letter addressed to Kanto Finance Bureau

June 30, 2008

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

View and Policy of Stock Trading Unit Reduction

Nintendo Co., Ltd. (the "Company") considers it one of effective measures to reduce stock trading units for expanding the investor base and enhancing stock liquidity. However, a further reduction in stock trading units requires a significant amount of cost, while paperless stock trading would fully come into effect by June, 2009 as stipulated by law. Thus the Company would like to face the issue after stock trading being entirely paperless; consequently the Company intends no reduction in stock trading units at the moment.

File Number: 82-2544

June 30, 2008

Nintendo Co., Ltd.
Satoru Iwata
President

Corporate Governance

Ⅰ. Basic perspective on corporate governance and capital structure, business attributes, and other fundamental information

1. Basic perspective on corporate governance

2. Capital structure
   Major shareholders

3. Business attributes

4. Other extraordinary circumstances that could have a significant impact on corporate governance

Ⅱ. The corporate governance system regarding the management organization etc. concerning management decisions, execution, and administration

1. Structure of organization and matters pertaining to organizational operation etc.
   Board of Directors
   Board of Auditors
   Incentives
   Directors' compensation
   Support system for outside directors and outside auditors

2. Matters concerning functions of execution of operations, auditing and administration, appointment, and compensation resolution

Ⅲ. Policies implemented for the sake of shareholders and other stakeholders

1. Initiatives to make shareholders' meeting more vivid and develop efficient methods of exercising voting rights

2. Investor relations activities

3. Initiatives taken from a stakeholder standpoint

Ⅳ. Basic perspective on the internal control system and its current status

Ⅴ. Others

1. Countermeasures against M&A

2. Other matters pertaining to the corporate governance system

Reference: Chart of the corporate governance system

July 3, 2008

To Tokyo Stock Exchange

Nintendo Co., Ltd.
Satoru Iwata
President

Confirmation of the Adequacy of Annual Securities Report

Satoru Iwata, representative director of Nintendo Co., Ltd. (the "Company"), acknowledges that the Annual Securities Report for the fiscal period from April 1, 2007 through March 31, 2008 has no misstatements at the time the said report was filed.

This acknowledgment is based on the followings:

1. Regarding the preparation of financial statements, the Company has established clear roles and assignments for each relevant department, thus each department works within the system to complete its tasks properly.

2. Important management information is placed on the agenda and reported to the Board of Directors, etc. as appropriate.

3. Department responsible within the Company for preparing the Annual Securities Report understands the company's disclosure requirements and changes in business environment which could impact the Company's management. Therefore, all relevant information is reflected in the Annual Securities Report.

4. The Internal Auditing Department, established directly under the authority of the president, proposes and suggests the measures for improvement or correction about important issues by reviewing the appropriateness and effectiveness of the internal control system at each responsible department.

5. Corporate auditors confirm that there are no significant comments with regard to the Annual Securities Report.

6. Regarding the audit by the independent auditors, there are no significant comments with regard to the information disclosed in the "Financial Review" Section of the Annual Securities Report.

July 3, 2008

To Osaka Securities Exchange

Nintendo Co., Ltd.
Satoru Iwata
President

Confirmation of the Adequacy of Annual Securities Report

Satoru Iwata, representative director of Nintendo Co., Ltd. (the "Company"), acknowledges that the Annual Securities Report for the fiscal period from April 1, 2007 through March 31, 2008 has no misstatements at the time the said report was filed.

This acknowledgment is based on the followings:

1. Regarding the preparation of financial statements, the Company has established clear roles and assignments for each relevant department, thus each department works within the system to complete its tasks properly.

2. Important management information is placed on the agenda and reported to the Board of Directors, etc. as appropriate.

3. Department responsible within the Company for preparing the Annual Securities Report understands the company's disclosure requirements and changes in business environment which could impact the Company's management. Therefore, all relevant information is reflected in the Annual Securities Report.

4. The Internal Auditing Department, established directly under the authority of the president, proposes and suggests the measures for improvement or correction about important issues by reviewing the appropriateness and effectiveness of the internal control system at each responsible department.

5. Corporate auditors confirm that there are no significant comments with regard to the Annual Securities Report.

6. Regarding the audit by the independent auditors, there are no significant comments with regard to the information disclosed in the "Financial Review" Section of the Annual Securities Report.

REPORT

FOR FISCAL YEAR ENDED MARCH 31, 2008

NINTENDO CO., LTD.

TO OUR SHAREHOLDERS

Satoru Iwata
President

We are deeply grateful for your dedicated support.
The following is an outline of Nintendo's financial results from April 1, 2007 through March 31, 2008.

Business Progress and Results

Throughout the fiscal year ended March 31, 2008, the Japanese economy continued to show a pattern of recovery. Intensified capital investment supported by improvements in corporate earnings, as well as moderate increase in exports, helped to support the Japanese economy. Meanwhile, financial concerns remained due to stagnant corporate earnings growth (due in part to the consequence of the sub-prime home mortgage crisis in U.S.), rising oil prices and raw material cost increases. Looking overseas, the U.S. economy has shown signs of a slowdown at the start of calendar year 2008, and a decrease in employment on top of a significant decrease in housing investment. The European economy, which had remained strong, also showed indications of moderate recession.

Under such circumstances, the video game industry continued to grow, driven by expansion of software sales, a growing installed base of the new generation of console hardware as well as favorable handheld hardware sales over the past fiscal year.

Over the past years, Nintendo has continued to execute its strategy of expanding the gaming audience. Nintendo continued to offer a variety of products which satisfy both novice as well as skilled gamers. For example, Nintendo has progressively driven sales of its handheld software lineup known as "Touch! Generations", for Nintendo DS, which has expanded the definition of video games. Nintendo's console gaming system, "Wii", offers software which promotes fun with the conventional operation in addition to software with intuitive operation using the "Wii Remote" and accessories.

As a result, Nintendo has achieved record results in both net sales and income. Net sales were 1,672.423 billion yen (previous fiscal year: 966.534 billion yen). Operating income was 487.22 billion yen (previous fiscal year: 226.024 billion yen), income before income taxes and extraordinary items was 440.807 billion yen (previous fiscal year: 288.839 billion yen), and net income was 257.342 billion yen (previous fiscal year: 174.290 billion yen).

With respect to sales by business category within the electronic entertainment products division, "Nintendo DS" continued to enjoy robust sales worldwide, selling a total of 30.31 million units during the fiscal year (70.6 million units life-to-date). "Nintendo DS" software made a strong contribution to sales in the category. For example, "Pokémon Diamond and Pearl" which was released overseas after the launch in Japan last fiscal year, sold a total of 9.56 million units worldwide (14.77 million units life-to-date). In addition, both "Brain age: Train Your Brain in Minutes a Day!" and the sequel version "Brain Age 2: More Training in Minutes a Day!" performed well, reaching a total of 11.81 million units (23.81 million units life-to-date). Furthermore, new release titles such as "Mario Party DS" and "The Legend of Zelda: Phantom Hourglass", as well as the long-term selling titles such as "Nintendogs" and "New Super Mario Bros.", recorded strong sales.

As a result, Nintendo DS continued to enjoy favorable software sales as the number of million-seller titles life-to-date (licensee titles included) increased from 30 to 57 compared with that of the last fiscal year.

In the console business, "Wii" hardware, which was launched last fiscal year, sold a total of 18.61 million units worldwide (24.45 million units life-to-date). As for "Wii" software, "Wii Fit", (which uses the "Wii Balance Board" to assist you and your family members to achieve improved fitness while having fun at same time) was launched in Japan, selling a total of 1.85 million units. "Super Smash Bros. Brawl", (which is the latest action game offering battle competition through the internet), was launched in Japan and the U.S., selling a total of 1.61 million units, and 3.24 million units, respectively. In addition, "Wii Sports" and "Wii Play", released in the previous fiscal year and "Super Mario Galaxy" and "Mario Party 8", have enjoyed favorable sales as well. These titles contributed to a significant rise in console software in the fiscal year, as the number of million-seller titles life-to-date (licensee titles included) increased from 5 to 26 compared with that of the last fiscal year.

As a result, net sales in the electronic entertainment products division were 1,668.793 billion yen (previous fiscal year: 964.379 billion yen), while sales in the other products division (playing cards, karuta, etc.) were 3.629 billion yen (previous fiscal year: 2.154 billion yen).

Future Prospects

Nintendo will continue to pursue expansion of the gaming audience and provide products that offer unique entertainment that puts smiles on the faces of people of all ages and genders.

Nintendo has positioned "Wii" as "a machine that puts smiles on surrounding people's faces" by encouraging positive interaction among family members in the living room. In addition to existing software lineups, Nintendo will develop entertainment which is relevant to our daily lives. Nintendo will launch "WiiWare" which will provide a variety of new and unique software titles to be purchased and downloaded to Wii hardware.

"Nintendo DS" remains positioned as "a machine that enriches the owners' daily lives". Nintendo's strategy is to accelerate the current sales momentum from "must-have for every family" to "must-have for everyone" by continuously introducing new and unique software and introducing new services which take advantage of its expanded installed base.

Nintendo will continue to strive to expand its business. Your continued support and cooperation is greatly appreciated.

HISTORICAL BUSINESS RESULTS OF THE COMPANY AND ITS AFFILIATED COMPANIES

Consolidated basis (unit: hundred million yen unless otherwise specified)

Category	Year ended March 31,			
	2005	2006	2007	2008
Net sales	5,152	5,092	9,665	16,724
Operating income	1,115	903	2,260	4,872
Income before income taxes and extraordinary items	1,452	1,607	2,888	4,408
Net income	874	983	1,742	2,573
Net income per share (yen)	662	762	1,362	2,012
Dividend per share(yen)	270	390	690	1,260

Non-consolidated basis (unit: hundred million yen)

Category	Year ended March 31,			
	2005	2006	2007	2008
Net sales	4,430	4,117	8,986	14,355
Operating income	995	815	2,122	3,904
Income before income taxes and extraordinary items	1,341	1,494	2,634	3,399
Net income	800	915	1,427	1,935

CONSOLIDATED BALANCE SHEETS

Description / Date	As of March 31, 2008	As of March 31, 2007
	Amount	Amount
(Assets)	million yen	million yen
I Current assets		
Cash and deposits	899,251	962,197
Notes and trade accounts receivable	147,787	89,666
Securities	353,070	115,971
Inventories	104,842	88,609
Deferred income taxes	38,032	35,631
Other current assets	106,028	104,483
Allowance for doubtful accounts	(2,176)	(1,886)
Total current assets	**1,646,834**	**1,394,673**
II Fixed assets		
Property, plant, and equipment		
Buildings and structures	16,784	18,022
Machinery, equipment and automobiles	1,734	1,134
Furniture and fixtures	6,072	5,629
Land	30,267	32,595
Construction in progress	292	217
Total property, plant, and equipment	55,150	57,600
Intangible fixed assets		
(1) Software etc.	2,009	505
Intangible assets	2,009	505
Investments and other assets		
Investments in securities	73,756	92,412
Deferred income taxes	23,541	14,414
Other investments and other assets	1,196	16,001
Allowance for doubtful accounts	-	(10)
Total investments and other assets	98,495	122,818
Total fixed assets	**155,655**	**180,924**
Total assets	**1,802,490**	**1,575,597**

Description \ Date	As of March 31, 2008 Amount	As of March 31, 2007 Amount
(Liabilities)	million yen	million yen
I Current liabilities		
Notes and trade accounts payable	335,820	301,080
Accrued income taxes	112,450	90,013
Reserve for bonuses	1,848	1,779
Other current liabilities	117,103	75,563
Total current liabilities	**567,222**	**468,436**
II Non-current liabilities		
Non-current accounts payable	786	698
Reserve for employees' retiremen and severance benefits	4,506	4,443
Total non-current liabilities	**5,293**	**5,142**
Total liabilities	**572,516**	**473,578**
(Net assets)		
I Owners' equity		
Common stock	10,065	10,065
Additional paid-in capital	11,640	11,586
Retained earnings	1,380,430	1,220,293
Treasury stock	(156,184)	(155,396)
Total owners' equity	**1,245,951**	**1,086,549**
II Valuation and translation adjustments		
Unrealized gains on other securities	5,418	8,898
Translation adjustments	(21,495)	6,432
Total valuation and translation adjustments	**(16,077)**	**15,331**
III Minority interests	**98**	**138**
Total net assets	**1,229,973**	**1,102,018**
Total liabilities and net assets	**1,802,490**	**1,575,597**

CONSOLIDATED STATEMENTS OF INCOME

Description / Period	Year ended March 31, 2008	Year ended March 31, 2007
	Amount	Amount
	million yen	million yen
I Net sales	1,672,423	966,534
II Cost of sales	972,362	568,722
Gross margin	**700,060**	**397,812**
III Selling, general, and administrative expenses	212,840	171,787
Operating income	**487,220**	**226,024**
IV Other income	48,564	63,830
Interest income	44,158	33,987
Foreign exchange gains	-	25,741
Other	4,406	4,101
V Other expenses	94,977	1,015
Sales discount	1,065	919
Foreign exchange losses	92,346	-
Other	1,565	95
Income before income taxes and extraordinary items	**440,807**	**288,839**
VI Extraordinary gains	3,934	1,482
Reversal of allowance for doubtful accounts	174	338
Gains on sales of fixed assets	3,722	252
Gains on sales of investments in securities	37	891
VII Extraordinary losses	10,966	720
Losses on disposal of fixed assets	51	384
Unrealized losses on investments in securities	10,914	335
Income before income taxes and minority interests	**433,775**	**289,601**
Provision for income taxes and enterprise taxes	187,201	126,764
Prior year income taxes	-	2,379
Income taxes deferred	(10,669)	(13,796)
Minority interests	(99)	(37)
Net income	**257,342**	**174,290**

CONSOLIDATED STATEMENT OF NET ASSETS

Year ended March 31, 2008 (April 1, 2007 - March 31, 2008)

million yen

	Owners' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owners' equity
Balance as of March 31, 2007	10,065	11,586	1,220,293	(155,396)	1,086,549
Amount of changes in the fiscal year					
Dividends from retained earnings	-	-	(97,205)	-	(97,205)
Net income	-	-	257,342	-	257,342
Purchase of treasury stock	-	-	-	(802)	(802)
Disposal of treasury stock	-	54	-	13	67
Net amount of changes in the fiscal year other than owners' equity	-	-	-	-	-
Total amount of changes in the fiscal year	-	54	160,137	(788)	159,402
Balance as of March 31, 2008	10,065	11,640	1,380,430	(156,184)	1,245,951

million yen

	Valuation and translation adjustments		Minority interests	Net assets
	Unrealized gains on other securities	Translation adjustments		
Balance as of March 31, 2007	8,898	6,432	138	1,102,018
Amount of changes in the fiscal year				
Dividends from retained earnings	-	-	-	(97,205)
Net income	-	-	-	257,342
Purchase of treasury stock	-	-	-	(802)
Disposal of treasury stock	-	-	-	67
Net amount of changes in the fiscal year other than owners' equity	(3,479)	(27,928)	(40)	(31,448)
Total amount of changes in the fiscal year	(3,479)	(27,928)	(40)	127,954
Balance as of March 31, 2008	5,418	(21,495)	98	1,229,973

CONSOLIDATED STATEMENTS OF CASH FLOWS

Description / Period	Year ended March 31, 2008 Amount	Year ended March 31, 2007 Amount
	million yen	million yen
Cash flows from operating activities	332,378	274,634
Cash flows from investing activities	233,206	(174,603)
Cash flows from financing activities	(97,844)	(50,137)
Effect of exchange rate changes on cash and cash equivalents	(52,935)	21,704
Cash and cash equivalents - Beginning	688,737	617,139
Cash and cash equivalents - Ending	1,103,542	688,737

<Consolidated Sales Information>

sales units in ten thousands
number of new titles released

Hardware	Segment		Twelve months Apr. '07- Mar. '08	Twelve months Apr. '06- Mar. '07	Life-to-date March '08
Nintendo DS	Hardware	Japan	636	912	2,238
		The Americas	1,065	663	2,239
		Other	1,330	781	2,582
		Total	3,031	2,356	7,060
	Software	Japan	3,989	4,977	11,500
		The Americas	6,517	3,720	12,320
		Other	8,056	3,658	13,141
		Total	18,562	12,355	36,961
	New titles	Japan	458	272	903
		The Americas	295	157	567
		Other	342	162	604
Wii	Hardware	Japan	390	200	590
		The Americas	824	237	1,061
		Other	647	147	794
		Total	1,861	584	2,445
	Software	Japan	1,494	612	2,106
		The Americas	6,488	1,449	7,937
		Other	3,979	823	4,801
		Total	11,960	2,884	14,844
	New titles	Japan	115	38	153
		The Americas	194	47	241
		Other	184	45	229
Game Boy Advance	Hardware total		159	434	8,106
	Software total		1,040	3,853	37,666
Nintendo GameCube	Hardware total		16	73	2,174
	Software total		259	1,680	20,847

[Notes]

*1 New titles-Other consists of new titles released in European and Australian markets.

*2 Wii software sales units and number of new titles do not include units for Virtual Console or WiiWare.

NON-CONSOLIDATED BALANCE SHEETS

Description \ Date	As of March 31, 2008	As of March 31, 2007
	Amount	Amount
	million yen	million yen
(Assets)		
I **Current assets**		
Cash and deposits	682,418	796,140
Notes receivable	103	1,517
Trade accounts receivable	315,432	192,654
Securities	237,169	55,990
Inventories	18,636	20,234
Deferred income taxes	28,051	22,002
Other current assets	83,987	92,331
Allowance for doubtful accounts	(4)	(2)
Total current assets	**1,365,795**	**1,180,869**
II **Fixed assets**		
Property, plant and equipment	40,444	41,341
Intangible assets	328	337
Investments and other assets	121,538	143,719
Total fixed assets	**162,311**	**185,398**
Total assets	**1,528,107**	**1,366,267**

Description \ Date	As of March 31, 2008	As of March 31, 2007
	Amount	Amount
(Liabilities)	million yen	million yen
I **Current liabilities**	**488,347**	**418,510**
II **Non-current liabilities**	**503**	**680**
Total liabilities	**488,851**	**419,191**
(Net assets)		
I **Owners' equity**		
Common stock	10,065	10,065
Additional paid-in capital	11,640	11,586
Retained earnings	1,168,318	1,071,925
Treasury stock	(156,184)	(155,396)
Total owners' equity	**1,033,839**	**938,181**
II **Valuation and translation adjustments**		
Unrealized gains on other securities	5,417	8,895
Total valuation and translation adjustments	5,417	8,895
Total net assets	**1,039,256**	**947,076**
Total liabilities and net assets	**1,528,107**	**1,366,267**

NON-CONSOLIDATED STATEMENTS OF INCOME

Description / Period		Year Ended March 31, 2008 Amount	Year Ended March 31, 2007 Amount
		million yen	million yen
I	Net sales	1,435,517	898,639
II	Cost of sales	958,088	596,507
	Gross margin	**477,428**	**302,132**
III	Selling, general, and administrative expenses	86,931	89,843
	Operating income	**390,496**	**212,288**
IV	Other income	34,667	52,423
V	Other expenses	85,247	1,308
	Income before income taxes and extraordinary items	**339,916**	**263,403**
VI	Extraordinary gains	47	4,056
VII	Extraordinary losses	11,022	2,067
	Income before income taxes	**328,942**	**265,392**
	Provision for income taxes and enterprise taxes	147,891	112,221
	Prior year income taxes	-	17,798
	Income taxes deferred	(12,547)	(7,371)
	Net income	**193,598**	**142,743**

NON-CONSOLIDATED STATEMENT OF NET ASSETS

Year ended March 2008 (April 1, 2007 - March 31, 2008)

million yen

	Owners' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owner's equity
Balance as of March 31, 2007	10,065	11,586	1,071,925	(155,396)	938,181
Amount of changes in the fiscal year					
Dividends from retained earnings	-	-	(97,205)	-	(97,205)
Net income	-	-	193,598	-	193,598
Purchase of treasury stock	-	-	-	(802)	(802)
Disposal of treasury stock	-	54	-	13	67
Net amount of changes in the fiscal year other than owners' equity	-	-	-	-	-
Total amount of changes in the fiscal year	-	54	96,393	(788)	95,658
Balance as of March 31, 2008	10,065	11,640	1,168,318	(156,184)	1,033,839

million yen

	Valuation and translation adjustments	Net assets
	Unrealized gains on other securities	
Balance as of March 31, 2007	8,895	947,076
Amount of changes in the fiscal year		
Dividends from retained earnings	-	(97,205)
Net income	-	193,598
Purchase of treasury stock	-	(802)
Disposal of treasury stock	-	67
Net amount of changes in the fiscal year other than owners' equity	(3,477)	(3,477)
Total amount of changes in the fiscal year	(3,477)	92,180
Balance as of March 31, 2008	5,417	1,039,256

<Stock Status> (as of March 31, 2008)

1 Number of shares authorized 400,000,000
2 Number of shares outstanding 141,669,000
3 Number of shareholders 34,315

4 Major shareholders

Shareholders' name	Share ownership	Voting ratio
	hundred shares	%
Hiroshi Yamauchi	141,650	10.00
The Bank of Kyoto, Ltd.	63,856	4.51
The Mellon Bank Treaty Clients Omnibus	54,496	3.85
The Master Trust Bank of Japan, Ltd. (Trust Account)	49,128	3.47
Japan Trustee Services Bank, Ltd. (Trust Account)	47,691	3.37
The Nomura Trust and Banking Co., Ltd. (The Bank of Tokyo-Mitsubishi UFJ, Ltd. Retiree Allowance Trust Account)	47,647	3.36
The State Street Bank and Trust Company	43,833	3.09
Nomura Securities Co.,Ltd	36,569	2.58
Japan Trustee Services Bank, Ltd. (Resona Trust & Banking, Co., Ltd. Re-entrustment Portion and Resona Bank, Ltd. Retirement Allowance Trust Account)	35,000	2.47
Morgan Stanley and Co. Inc.	32,456	2.29

Note: The Company holds 137,793 hundred treasury stocks (excluded from the major shareholders' list above).

Ownership and Distribution of Shares


Treasury Shares
(1 person)
13,779,353 shares
9.73%
Japanese Securities Firms
(76 persons)
4,736,379 shares
3.34%
Foregin Institutions and Individuals
(1,006 persons)
62,001,586 shares
43.77%
Japanese Individuals and Others
(32,367 persons)
21,251,212 shares
15.00%
Japanese Financial Institutions
(171 persons)
36,746,491 shares
25.94%
Other Japanese Corporations
(693 persons)
3,137,979 shares
2.22%

<Directors and Auditors> (as of June 27, 2008)

Position	Name	Major responsibility
President (Representative Director)	Satoru Iwata	
Senior Managing Director (Representative Director)	Yoshihiro Mori	General Manager of Corporate Analysis & Administration Division
	Shinji Hatano	General Manager of Marketing Division
	Genyo Takeda	General Manager of Integrated Research & Development Division
	Shigeru Miyamoto	General Manager of Entertainment Analysis & Development Division
	Nobuo Nagai	General Manager of Research & Engineering Division
Managing Director	Masaharu Matsumoto	General Manager of Finance & Information Systems Division General Manager of Finance Department
	Eiichi Suzuki	General Manager of International Division In charge of Business Development Department
Director	Kazuo Kawahara	General Manager of Tokyo Branch Office, Marketing Division General Manager of Administration Department of Tokyo Branch Office
	Tatsumi Kimishima	Director and Chairman(CEO) of Nintendo of America Inc.
	Takao Ohta	General Manager of Manufacturing Division
	Kaoru Takemura	General Manager of Personnel Division General Manager of Personnel Department
	Koji Yoshida	General Manager of General Affairs Division General Manager of General Affairs Department
Corporate Auditor	Ichiro Nakaji	
	Minoru Ueda	
	Yoshiro Kitano ※	Certified Public Accountant
	Katsuo Yamada ※	Certified Tax Accountant
	Naoki Mizutani ※	Lawyer & Patent Attorney

Note: ※ outside corporate auditors

COMPANY PROFILE AND INFORMATION TO SHAREHOLDERS

Name of the Company	Nintendo Co., Ltd.
Date of company founding	September 23, 1889
Date of establishment	November 20, 1947
Common stock	10,065,400,000 yen
Head office	11-1 Kamitoba Hokotate-cho, Minami-ku, Kyoto 601-8501, Japan Tel: 075-662-9600
Domestic office locations	Tokyo, Osaka, Nagoya, Okayama, Sapporo
Principal subsidiaries	Nintendo of America Inc. (United States of America) Nintendo of Europe GmbH (Germany) Nintendo France S.A.R.L. (France) Nintendo Benelux B.V. (The Netherlands) Nintendo Australia Pty. Ltd. (Australia) Nintendo of Korea Co., Ltd. (South Korea)
Number of employees	3,768 (consolidated basis)
General meeting of shareholders	Annual general meeting: To be held every year in June Extraordinary general meeting: To be held in case of necessity
Stock trading unit	100 shares
Record date/ Year-end dividends	March 31
Record date/ Interim dividends	September 30
Public notices	Electronic public notices(http://www.nintendo.co.jp/ir/en/index.ht Provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be issued
Administrator of shareholder list	The Chuo Mitsui Trust and Banking Company, Limited 3-33-1, Shiba, Minato-ku, Tokyo
Administrative office	Shoken Daikobu of The Chuo Mitsui Trust and Banking Company, Limited Osaka Branch 2-2-21, Kitahama, Chuo-ku, Osaka 541-0041 A toll-free number: 0120-78-2031
Contact offices	All the domestic head office and branch offices of the Chuo Mitsui Trust and Banking Company, Limited. All the domestic branch offices and representative offices of Japan Securities Agent, Ltd.

(Information)

- In case application forms, for the address change, demand for purchase of odd lot shares, demand for name transfer, and designation for dividend payment accounts are needed, such requests are accepted at a toll-free number 0120-87-2031 or on the homepage (http://www.chuomitsui.co.jp/person/p_06.html) of the "Administrator of shareholder list" 24 hours a day.

END